Filed by Rocket Companies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Redfin Corporation

Commission File No.: 001-38160

The following is a transcript for the video message delivered by Varun Krishna, the Chief Executive Officer of Rocket Companies, Inc. (“Rocket”) and Glenn Kelman, the Chief Executive Officer of Redfin Corporation (“Redfin”) to Redfin employees on May 22, 2025.

00:00:00:00 - 00:00:23:14

Varun

Hey, what's up, Redfin team? I'm here with the man, the myth, the legend. Glenn Kelman. Hi. We're hanging out in Detroit. Team, this summer has started off with a bang, and we're knee deep in integration planning. I wanted to say one thing. I has gotten to know the Redfin team and spent some time in Seattle, and I'm just so impressed with the talent with the energy, with the competitive spirit and the culture.

00:00:23:16 - 00:00:33:20

Varun

And we've been working super hard. We've got a lot of progress and we've got more progress to make, and we're speeding toward our closing date. Glenn, what are your thoughts on how the integration is going so far?

00:00:34:01 - 00:00:54:16

Glenn

Right back at you; Redfin has been blown away by the Rocket team. We've got to get as many of you out to Detroit as we possibly can, because seeing this place is a religious experience. What Rocket has done for the town of Detroit, how Rocket operates, it is at another level. So we are really excited about the integration.

00:00:54:18 - 00:01:10:04

Glenn

We're on track early in the summer. We are going to close this baby down and then we can really start working together, sharing sales opportunities between the two organizations, sharing technology best practices, working as one. It's going to be so much fun.

00:01:10:04 - 00:01:26:14

Varun

It's awesome, I can't wait. Well, one thing I do want to say is over the past couple of weeks especially, I don't know, I already was a daily active user of Redfin in my app usage right now. We got to ask Bridget to track the analytics, but I think I'm coming up day over day. But the new app design is fire. It’s fire.

00:01:26:14 - 00:01:43:01

Varun

I think it is. It is beautiful. And I will say this just as a product person, I am now incredibly biased. But we do have the best product. And I think when you take the Redfin app, you connect it with Rocket’s financing engine, Mr. Cooper servicing. You put all of that together. We're going to create something special.

00:01:43:06 - 00:01:44:19

Glenn

An amazing homeownership platform.

00:01:44:19 - 00:02:01:16

Varun

That's right, that's right. So team, we're going to keep providing updates to you as we go. You know we're speeding toward a closing date early in the summer. And please give us your feedback if you like content like this. We'll keep producing it. Awesome. All right, all right. Great summer, everyone. Take it easy, guys. Take care.

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Forward-Looking Statements

This communication contains statements herein regarding the proposed transaction between Rocket Companies, Inc. (“Rocket”) and Redfin Corporation (“Redfin”); future financial and operating results; benefits and synergies of the transaction; future opportunities for the combined company; the conversion of equity interests contemplated by the Agreement and Plan of Merger, (the “Merger Agreement”) entered into by Rocket and Redfin on March 9, 2025; the issuance of common stock of Rocket contemplated by the Merger Agreement; the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology. Such forward-looking statements are based upon current beliefs, expectations and discussions related to the proposed transaction and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements.

Risks and uncertainties include, among other things, (i) the risk that the proposed transaction may not be completed in a timely basis or at all, which may adversely affect Rocket’s and Redfin’s businesses and the price of their respective securities; (ii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approval by Redfin’s stockholders, and the potential failure to satisfy the other conditions to the consummation of the proposed transaction; (iii) the effect of the announcement, pendency or completion of the proposed transaction on each of Rocket’s or Redfin’s ability to attract, motivate, retain and hire key personnel and maintain relationships with lead agents, partner agents and others with whom Rocket or Redfin does business, or on Rocket’s or Redfin’s operating results and business generally; (iv) that the proposed transaction may divert management’s attention from each of Rocket’s and Redfin’s ongoing business operations; (v) the risk of any legal proceedings related to the proposed transaction or otherwise, including the risk of stockholder litigation in connection with the proposed transaction, or the impact of the proposed transaction thereupon, including resulting expense or delay; (vi) that Rocket or Redfin may be adversely affected by other economic, business and/or competitive factors; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require payment of a termination fee; (viii) the risk that restrictions during the pendency of the proposed transaction may impact Rocket’s or Redfin’s ability to pursue certain business opportunities or strategic

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transactions; (ix) the risk that the anticipated benefits and synergies of the proposed transaction may not be fully realized or may take longer to realize than expected; (x) the impact of legislative, regulatory, economic, competitive and technological changes; (xi) risks relating to the value of Rocket securities to be issued in the proposed transaction; (xii) the risk that integration of the Rocket and Redfin businesses post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from the transaction; and (xiii) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Rocket and Redfin.

These risks, as well as other risks related to the proposed transaction, are described in a registration statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (“SEC”) on April 7, 2025 and as amended by the Form S-4/A filed with the SEC on May 1, 2025, and a prospectus of Rocket and a proxy of Redfin included therein (the “Proxy Statement/Prospectus”) in connection with the proposed transaction. While the list of factors presented here and the list of factors presented in the Registration Statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Additional factors that may affect future results are contained in each company’s filings with the SEC, including each company’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available at the SEC’s website http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and any intention or obligation to update any forward looking statements as a result of developments occurring after the date hereof is hereby disclaimed.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Rocket filed with the SEC the Registration Statement on Form S-4, containing the Proxy Statement/Prospectus. The Registration Statement has been declared effective by the SEC and the Proxy Statement/Prospectus has been delivered to stockholders of Redfin. Investors and securityholders of Rocket and Redfin are urged to read the Registration Statement and any other relevant documents filed with the SEC, including the Proxy Statement/Prospectus that forms a part of the Registration Statement, because they contain important information about Rocket, Redfin, the proposed transaction and related matters. Investors and securityholders of Rocket and Redfin may obtain copies of the Registration Statement and the Proxy Statement/Prospectus, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Rocket and Redfin, without charge, at the SEC’s website (http://www.sec.gov). Copies of the documents filed with the SEC by Rocket are available free of charge under the SEC Filings heading of the Investor Relations section of Rocket’s website at ir.rocketcompanies.com. Copies of the documents filed with the SEC by Redfin are available free of charge under the Financials & Filings heading of the Investor Relations section of Redfin’s website investors.redfin.com.

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Participants in the Solicitation

Rocket and Redfin and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Redfin’s stockholders in respect of the transaction under the rules of the SEC. Information regarding Rocket’s directors and executive officers is available in Rocket’s Annual Report on Form 10-K for the year ended December 31, 2024, as amended by Form 10-K/A Amendment No. 1 (the “Rocket 10-K/A”) filed with the SEC on April 28, 2025, and other documents subsequently filed by Rocket with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Rocket’s securities by Rocket’s directors or executive officers from the amounts described in the Rocket 10-K/A have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Rocket 10-K/A and are available at the SEC’s website at www.sec.gov. Information regarding Redfin’s directors and executive officers is available in Redfin’s Annual Report on Form 10-K for the year ended December 31, 2024, as amended by Form 10-K/A Amendment No. 1 (the “Redfin 10-K/A”) filed with the SEC on April 25, 2025, and other documents subsequently filed by Redfin with the SEC,, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Redfin’s securities by Redfin’s directors or executive officers from the amounts described in the Redfin Form 10-K/A have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Redfin 10-K/A and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants is included in the Registration Statement containing the Proxy Statement/Prospectus and other relevant materials filed with the SEC.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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